SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 18, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 1.01   Entry into a Material Definitive Agreement.

On August 18, 2007, upon recommendation of the Compensation Committee, the Board of Directors of Petroleum Development Corporation approved a $5,000 increase in the annual retainer payable to the non-management members of the Executive Committee of the Board of Directors, effective as of July 1, 2007. The increases are intended to better reflect the time and effort expended by the members of this committee.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 23, 2007

By: /s/ Richard W. McCullough
          Richard W. McCullough
          Chief Financial Officer